UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-51632

Notification of Late Filing

(Check one)

☐ Form 10-K	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form 10-KSB

For Period Ended: June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I- REGISTRANT INFORMATION

Full name of Registrant:  Viper Powersports, Inc.

Former Name if Applicable:  N/A

Address of principal executive offices (Street and Number):  19950 177th St., Ste F

PART II- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)   ☒ Yes      ☐ No

☒   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒   (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

☐   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N- SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ANSWER: Viper Powersports, Inc. could not file the Form 10QSB due to the current payable situation with our Financial Printer. Viper Powersports is currently working to correct the situation but because of the timing the Financial Printer will not be able to file the Form 10QSB by today’s deadline.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jerry Posey	763-463-5700

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒ Yes      ☐ No

(3)   Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☐ Yes      ☒ No

If so, attach an explanation of anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Viper Powersports, Inc.

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2006	By:	John Lai, President
Name, Title

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.